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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                            LEXON Technologies, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   52977N 10 9
                                 (Cusip Number)

                                 ANTHONY PERINO
                              c/o Tope Corporation
           720 Plainfield Road, Suite 200, Willowbrook, Illinois 60521
           (Name, Address and Telephone Number of Person Authorized to
                        Receive Notes and Communications)

                                February 9, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b) (3) or (4), check the following box [   ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

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CUSIP NO. 52977N 10 9                    Page 2 of 6 Pages
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 1    NAME OR REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Anthony Perino S.S.N.: ###-##-####
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 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                               (a)      [   ]
                                                               (b)      [   ]
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 3    SEC USE ONLY

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 4    SOURCE OF FUNDS*

          PF
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 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e) [  ]

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 6    CITIZENSHIP OR PLACE OF ORGANIZATION

            The United States of America
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                                  7    Sole Voting Power       11,101,700
    NUMBER OF                    ----------------------------------------------
     SHARES                       8    Shared Voting Power              0
   BENEFICIALLY                  ----------------------------------------------
    OWNED BY                      9    Sole Dispositive Power   7,100,000
      EACH                       ----------------------------------------------
    REPORTING                     10   Shared Dispositive Power         0
     PERSON
      WITH
-------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         11,101,700
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 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES* [    ]
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 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              62.9%
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 14  TYPE OF PERSON REPORTING*

               IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION
-------------------------------------------------------------------------------

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                                                               Page 3 of 6 pages


Item 1.  Security and Issuer.

         This Schedule 13-D, dated February 22, 2000, filed by Anthony Perino, relates to the common stock, par value $.001 per share, of LEXON Technologies, Inc., a Delaware corporation (the "Issuer" or "LEXON"). The principal executive offices of the Issuer are located at 1401 Brook Drive, Downers Grove, Illinois 60515.

Item 2.  Identity and Background.

         This statement is being filed by Anthony Perino. His business address is c/o Tope Corporation, 720 Plainfield Road, Suite 200, Willowbrook, Illinois 60521. Mr. Perino's principal occupation is as a private businessman and his business is principally conducted through Tope Corporation, an Illinois corporation.

         During the last five years, Mr. Perino has never been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Perino was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Perino is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

         Under the terms of a Stock Purchase Agreement, dated February 9, 2000, by and among LEXON, Steven J. Peskaitis and Mr. Perino, Mr. Perino acquired
(a) 1,000,000 shares of LEXON common stock from LEXON in exchange for $250,000 and (b) 2,000,000 shares of LEXON common stock from Steven J. Peskaitis in exchange for $500. Mr. Perino used cash from personal reserves to fund his acquisition of the shares of Lexon common stock.

         In addition, Mr. Perino acquired three Common Stock Purchase Warrants, identified as A, B and C, respectively, for no cost. Warrant A is immediately exercisable for 2,600,000 shares of Lexon common stock at an exercise price of $0.25 per share and terminates on September 1, 2000. Warrant B is immediately exercisable for 1,000,000 shares of Lexon common stock at an exercise price of $0.25 per share and terminates on the earlier of February 9, 2001 or September 1, 2000 if Mr. Perino fails to fully exercise Warrant A prior to the expiration thereof. Warrant C is immediately exercisable for 500,000 shares of Lexon common stock at an exercise price of $0.50 per share and terminates on the earlier of February 9, 2001 or September 1, 2000 if Mr. Perino fails to fully exercise Warrant A or Warrant B prior to the expiration(s) thereof. Pursuant to an accompanying Registration Rights Agreement, each of Warrants A, B and C contain uniform piggy-back and demand registration rights with respect to the shares of Lexon common stock subject to each of such Warrants, which demand registration rights become exercisable on February 7, 2001.

         In addition, under a Voting Trust Agreement, dated February 9, 2000, Steven J. Peskaitis and Stanley Peskaitis deposited 2,774,600 and 1,227,100 shares, respectively, of LEXON common stock into a Voting Trust and appointed Mr. Perino Voting Trustee with respect thereto. The Voting Trust will terminate no later than February 9, 2001. Mr. Perino will receive no financial or pecuniary gain from serving as Voting Trustee of the Voting Trust. In addition, Messrs. Peskaitis and Peskaitis maintained all pecuniary rights to the shares of Lexon common stock deposited in the Voting Trust.



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                                                               Page 4 of 6 Pages

Item 4.  Purpose of Transaction.

         The purposes of the transactions described in the preceding paragraphs was and, to the extent that Mr. Perino exercises his rights to purchase other equity securities of the Issuer, will be to raise equity financing to fund Lexon's working capital needs. In connection with his investment, Mr. Perino gained voting control over a majority of Lexon's issued and outstanding common stock.

         Furthermore, under the terms of the Stock Purchase Agreement, Steven J. Peskaitis resigned as LEXON's Chief Executive Officer and President but retained his seat on Lexon's Board of Directors and Mr. Thomas Rieck resigned as a director of the Company. Immediately preceding Mr. Rieck's resignation, the Board of Directors amended Lexon's By-Laws to provide for a seven-member Board of Directors and appointed Mr. Perino, Peter Haleas and Jerome Wolowicki to the Issuer's Board of Directors. In addition, Mr. Perino was elected Chairman and Chief Executive Officer of Lexon.

         In addition, under the terms of the Stock Purchase Agreement, Mr. Perino will, subject to the satisfaction of certain conditions, purchase an additional 2,400,000 shares of LEXON common stock from LEXON and Mr. Peskaitis in exchange for a cash payment of $100,500 on or around March 7, 2000.

Item 5.  Interest in Securities of the Issuer.

         As of February 9, 2000, Mr. Perino is deemed to beneficially own 11,101,700 shares of Lexon common stock (approximately 62.9% of the Lexon common stock outstanding). The percentage of Lexon common stock beneficially owned by Mr. Perino is calculated based upon the total number of shares of Lexon common stock outstanding as of the close of business on February 9, 2000.

         Of the 11,101,700 shares of Lexon common stock beneficially owned by Mr. Perino (a) Mr. Perino owns 3,000,000 shares and has sole power to vote and dispose of such shares; (b) Mr. Perino owns currently exercisable Warrants for the purchase of 4,100,000 shares; and (c) Mr. Perino has sole voting power, as Voting Trustee, over an additional 4,001,700 shares. Of the 4,001,700 shares of Lexon common stock over which Mr. Perino has sole voting power as Voting Trustee, pursuant to the terms of the Voting Trust Agreement, Steven J. Peskaitis and Stanley Peskaitis each have sole dispositive power over 2,774,600 and 1,227,100 shares, respectively.

         Set forth below is information with respect to all of Mr. Perino's transactions in Lexon common stock within the 60 day period preceding the date of this filing.


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                                                               Page 5 of 6 Pages


Date       Transaction                  Number of Shares      Price Per Share
----       -----------                  ----------------      ---------------
2/9/00     Acquisition from Lexon              1,000,000      $0.25
2/9/00     Acquisition from Steven
           J. Peskaitis                        2,000,000      $0.00025
2/9/00     Acquisition of Warrant A
           exercisable for common stock.       2,600,000 (1)  ------
2/9/00     Acquisition of Warrant B
           exercisable for common stock.       1,000,000 (2)  ------
2/9/00     Acquisition of Warrant C
           exercisable for common stock.         500,000 (3)  ------
2/9/00     Acquisition (as Voting Trustee)
           from Steven J. Peskaitis            2,774,600      ------
2/9/00     Acquisition (as Voting Trustee)
           from Stanley Peskaitis              1,277,700      ------

(1)   See Item 3
(2)   See Item 3
(3)   See Item 3

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

         Under a Voting Trust Agreement, Anthony Perino, as Voting Trustee, has acquired voting control over 2,774,600 and 1,227,100 shares of Lexon common stock placed in a Voting Trust by each of Steven J. Peskaitis and Stanley Peskaitis, respectively. Under the terms of the Voting Trust Agreement, the stock certificates representing the shares placed in the Voting Trust have been reissued in the name of the Voting Trustee and are held by him. Mr. Perino, as Voting Trustee, has delivered to Messrs. Peskaitis and Peskaitis Voting Trust Certificates in exchange for their shares of Lexon common stock deposited in the Voting Trust. As such, the shares deposited in the Voting Trust cannot be transferred without the transferee having notice that such deposited shares remain subject to the Voting Trust Agreement.

         Under a Post-Closing Agreement, dated February 9, 2000, by and among Mr. Perino, Steven J. Peskaitis and Stanley Peskaitis, the Voting Trust Agreement described above will be amended to provide for (a) the deposit of an additional 1,500,000 shares of the LEXON common stock into the Voting Trust, subject to the prior rights of the holders of certain liens with respect to such shares, and (b) the release of shares from the Voting Trust to the extent such released shares are not necessary for Mr. Perino to maintain voting control over fifty-one percent (51%) of LEXON'S issued and outstanding common stock.

         In addition, under the terms of the Stock Purchase Agreement, Mr. Perino will, subject to certain conditions, purchase an additional 2,400,000 shares of LEXON common stock from LEXON and Mr. Peskaitis in exchange for a cash payment of $100,500 on or around March 7, 2000.

Item 7.  Material to be Filed as Exhibits.

                  Exhibit A         Stock Purchase Agreement
                  Exhibit B         Voting Trust Agreement
                  Exhibit C         Registration Rights Agreement
                  Exhibit D         Post-Closing Agreement



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                                                               Page 6 of 6 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 22, 2000

                                    By:       /s/  Anthony Perino
                                          --------------------------------------
                                          Name: Anthony Perino